Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com
May 9, 2011
Jessica Dickerson
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	McJunkin Red Man Corporation Registration Statement on Form S-4 Filed March 24, 2011 File No.: 333-173035 Registration Statement on Form S-1 Filed March 24, 2011 File No.: 333-173037
Dear Ms. Dickerson:
          This letter sets forth the response of McJunkin Red Man Corporation (the “Corporation” or “McJunkin”) to the comment letter, dated April 20, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to McJunkin’s Registration Statement on Form S-4 filed on March 24, 2011 (the “Registration Statement on Form S-4”) and McJunkin’s Registration Statement on Form S-1 filed on March 24, 2011 (the “Registration Statement on Form S-1” and, together with the Registration Statement on Form S-4, the “Registration Statements”). This letter is being filed with Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement on Form S-4”) and with Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement on Form S-1” and, together with the Amended Registration Statement on Form S-4, the “Amended Registration Statements”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statements marked to show changes from the Registration Statements.
Registration Statement on Form S-4
General
1.	As applicable, please address the comments set forth in our letter dated today regarding your Form S-1 (333-173037) filed March 24, 2011. Additionally, please note that neither the Form S-4 or the Form S-1 will be declared effective until all comments on both registration statements have been resolved.

Response:

All comments that are included in the Staff’s letter dated April 20, 2011 have been addressed in both of the Amended Registration Statements (to the extent applicable). The Corporation acknowledges that the Staff will not declare either of the Registration Statements effective until all comments on both of the Registration Statements have been resolved.

2.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Corporation has filed as correspondence in connection with the Amended Registration Statement on Form S-4 a supplemental letter stating that the Corporation is registering the exchange notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3.	We note that some of the disclosure contained in the prospectus is based upon information obtained from third-party sources. Please tell us whether you funded or were otherwise affiliated with any of these third-party sources.

Response:

The Corporation represents that it did not fund and is not affiliated with any of the third-party sources referenced in the prospectuses.
Cover Page of Registration Statement
4.	Please amend the cover page of your registration statement to conform to the cover page prescribed by Form S-4. In this regard, we note that you have omitted the two paragraphs immediately preceding the “Calculation of Registration Fee” table.

Response:

The Corporation has amended the cover page of the Registration Statement on Form S-4 to conform to the cover page prescribed by Form S-4. In particular, the Corporation has included the two paragraphs immediately preceding the “Calculation of Registration Fee” table in the cover page of the Amended Registration Statement on Form S-4.
Prospectus Cover Page
5.	We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently presented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response:

In response to the Staff’s comment, the Corporation confirms supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Corporation further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, the Corporation confirms that it has changed the 5:00 p.m. expiration time to a midnight expiration time on the cover page of the prospectus and on pages 5, 128 and 133 of the Registration Statement on Form S-4. Accordingly, the Corporation confirms that the offer will be open at least through midnight on the 20th business day.
Risk Factors, page 16
6.	You state, “The risks described below are not the only risks we face. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect us and your investment.” Please remove this limitation on the scope of your risk factors, or revise to clarify that you have discussed all known material risks.

Response:

In response to the Staff’s comment, the Corporation has removed the limitation on the scope of the risk factors on page 16 of the Registration Statement on Form S-4 and on page 14 of the Registration Statement on Form S-1.
Selected Historical Consolidated Financial and Other Data, page 44
7.	Please revise your selected financial data table as well as your summary financial data table on page 12 to present the yearly information in the same order as presented in your financial statements.

Response:

In response to the Staff’s comment, the Corporation has revised the selected financial data tables on pages 44-46 of the Registration Statement on Form S-4 and on pages 41-43 of the Registration Statement on Form S-1 and the summary financial data tables on pages 12-15 of the Registration Statement on Form S-4 and on pages 10-13 of the Registration Statement on Form S-1 so that the latest results are presented first (on the left) and the earliest results are presented last (on the right) throughout the tables, consistent with the Corporation’s financial statements.

8.	Please revise your reconciliation of adjusted EBITDA to net income on pages 15 and 46 to separately disclose the items and amounts that you currently present as other nonrecurring and non-cash expenses.

Response:

In response to the Staff’s comment, the Corporation has revised the reconciliation of adjusted EBITDA to net income on pages 15 and 46 of the Registration Statement on Form S-4 and on pages 13 and 43 of the Registration Statement on Form S-1 to separately disclose the items and amounts that are presented as other nonrecurring and non-cash expenses.
Management’s Discussion and Analysis . . . , page 47
Legal Proceedings, page 67
9.	You disclose on pages 67 and F-40 that, with the assistance of accounting and financial consultants and your asbestos litigation counsel, you conducted analyses of asbestos-related litigation in order to estimate the adequacy of the reserve for pending and probable asbestos-related claims. Please tell us the nature and extent of these third parties’ involvement, and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933, as amended. If these third parties are experts, you must delete your references to them or name the parties and file consents as required under Rule 436 of the Securities Act of 1933.

Response:

In response to the Staff’s comment, the Corporation has deleted the references to the third parties on pages 67, 68, F-40 and F-41 of the Amended Registration Statement on Form S-4 and on pages 64, 65, F-41 and F-42 of the Amended Registration Statement on Form S-1.

10.	You disclose on page 68 that the ultimate resolution of all pending matters is not expected to have a material effect on your financial position but could have a material adverse impact on results of operations in the period of resolution. Please enhance your disclosure to also address the potential impact on your liquidity.

Response:

In response to the Staff’s comment, the Corporation has revised its disclosure on page 68 of the Amended Registration Statement on Form S-4 and on page 65 of the Amended Registration Statement on Form S-1 to also address the potential impact of the ultimate resolution of all pending matters on the Corporation’s liquidity.
Results of Operations, page 50
11.	When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly SG&A expenses were impacted by your cost savings initiatives as opposed to other factors that are included within SG&A. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify the specific reasons for fluctuations between all periods presented wherever possible.

Response:

In response to the Staff’s comment, the Corporation has revised the MD&A on pages 50-57 of the Amended Registration Statement on Form S-4 and on pages 47-54 of the Amended Registration Statement on Form S-1 to separately quantify the specific reasons for fluctuations between all periods presented.

12.	You disclose on page 52 that your International sales weakened in 2010 due to reduced capital and other expenditures and project delays by your customers. It appears that your International sales actually increased from $51.8 million for the year ended December 31, 2009 to $255.6 million for the year ended December 31, 2010. As such, please revise your disclosure accordingly or advise.

Response:

The Corporation has added additional disclosure on pages 52 and 55 of the Amended Registration Statement on Form S-4 and on pages 49 and 52 of the Amended Registration Statement on Form S-1 to clarify the Corporation’s International sales in 2010 and 2009. As stated in the revised disclosure, the Corporation’s international business experienced weaker sales in 2010 as compared to 2009. While it is true that the Corporation’s total International sales increased from $51.8 million in 2009 to $255.6 million in 2010, as disclosed on page 50 of the Amended Registration Statement on Form S-4 and on page 47 of the Amended Registration Statement on Form S-1, the $51.8 million in International sales for the year ended December 31, 2009 only includes two months of sales of MRC Transmark (which comprises a significant majority of International sales) because MRC Transmark was acquired on October 30, 2009.
Liquidity and Capital Resources, page 58
13.	You disclose that a substantial portion of your cash and cash equivalents is maintained in the accounts of your various foreign subsidiaries. As such, please consider enhancing your liquidity disclosure to address the following:

•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010; and

•	Enhance your disclosure to state, if true, that your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.
Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response:

In response to the Staff’s comment, the Corporation has revised the liquidity disclosure on page 59 of the Amended Registration Statement on Form S-4 and on page 56 of the Amended Registration Statement on Form S-1.
Critical Accounting Estimates, page 68
Goodwill and Other Indefinite-Lived Intangible Assets, page 69
14.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response:

In response to the Staff’s comment, the Corporation has added additional disclosure on page 70 of the Amended Registration Statement on Form S-4 and on page 67 of the Amended Registration Statement on Form S-1.

15.	We note that you have unamortizable trade names in the amount of $336.2 million as of December 31, 2010. Given the significance of this asset, we believe robust disclosures regarding how you assess this asset for recoverability is necessary for a reader’s full understanding of your financial statements. Please enhance your disclosure to provide a detailed description of the valuation method used to determine if your indefinite-lived intangible assets are impaired as of the balance sheet.

Response:

In response to the Staff’s comment, the Corporation has revised its disclosures on page 70 of the Amended Registration Statement on Form S-4 and on page 67 of the Amended Registration Statement on Form S-1 to discuss the process for evaluating the recoverability of unamortizable trade names and the valuation method used to assess indefinite-lived assets for impairment.

In the course of preparing this response and reviewing the related impairment calculations, the Corporation became aware of an error in the calculation for 2009. The Amended Registration Statements have been revised throughout to reflect a restatement of the 2009 financial statements to record an increase to the impairment charge of $76 million associated with unamortizable trade names and a related decrease in its long-term deferred tax expense of $28 million.
Cautionary Note Regarding Forward-Looking Statements, page 72
16.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

In response to the Staff’s comment, the Corporation has deleted the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 on page 72 of the Registration Statement on Form S-4 and on page 69 of the Registration Statement on Form S-1.

17.	You state that you “undertake no obligation to publicly update or revise any forward-looking statement . . . .” This statement does not appear to be consistent with your disclosure obligations. Please revise your disclosure to clarify that you will update this information to the extent required by law.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on page 73 of the Registration Statement on Form S-4 and on page 70 of the Registration Statement on Form S-1 to clarify that the Corporation will publicly update or revise any forward-looking statement to the extent required by law.
Business, page 74
18.	Given the nature of your business, in an appropriate section of the business discussion, please explain your industry practices related to the working capital items. Refer to Item 101(c)(1)(vi) of Regulation S-K. To the extent applicable, please discuss if you provide your customers with extended payment terms.

Response:

The Corporation has added additional disclosure on page 85 of the Amended Registration Statement on Form S-4 and on page 82 of the Amended Registration Statement on Form S-1. The Corporation notes that the business section also includes information about accounts receivable which addresses Item 101(c)(1)(vi) of Regulation S-K in the 3rd and 4th sentences of the 6th full paragraph on page 86 of the Amended Registration Statement on Form S-4 and in the 3rd and 4th sentences of the 1st full paragraph on page 84 of the Amended Registration Statement on Form S-1.
Executive Compensation, page 96
Compensation Discussion and Analysis, page 96
19.	Throughout this section, we note your references to corporate, performance, business, and financial goals as well as targets. Specifically, we note you measure performance based on EBITDA, return on net assets, and individualized key performance indicators. Please amend your registration statement to disclose the actual goals for achievement by the company and the extent to which those goals were met. To the extent that goals were quantified, your disclosure should provide precise quantitative information. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Additionally, to the extent that you have a sufficient basis to keep the information confidential, expand your disclosure to discuss how difficult or how likely it would be for the company to achieve the undisclosed performance goals.

Response:

In response to the Staff’s comment, the Corporation has added incremental disclosure on pages 98-100, 104-105 and 107 of the Amended Registration Statement on Form S-4 and on pages 96-98, 102-103 and 105 of the Amended Registration Statement on Form S-1.
Long-Term Equity Compensation, page 100

20.	You state that you grant executives equity compensation in the form of stock options. Please disclose how you determine the size and frequency of these grants. Your discussion should provide a comprehensive analysis of the substance of the decision to grant these awards.

Response:

In response to the Staff’s comment, the Corporation has added incremental disclosure on pages 100-102 of the Amended Registration Statement on Form S-4 and on pages 98-100 of the Amended Registration Statement on Form S-1.
Certain Relationships and Related Party Transactions, page 121
Related Party Transaction Policy, page 126
21.	We note your statement that you have a formal policy for the review, approval, ratification, and disclosure of related party transactions. Please also disclose whether this policy is written. If the policy is not written, please disclose how the policy is evidenced. Refer to Item 404(b)(1)(iv) of Regulation S-K.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on page 126 of the Registration Statement on Form S-4 and on page 125 of the Registration Statement on Form S-1 to clarify that the Corporation’s formal policy for the review, approval, ratification, and disclosure of related party transactions is written.
The Exchange Offer, page 128
Terms of the Exchange Offer, page 128
22.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d). Additionally, please confirm in your prospectus that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

Response:

In response to the Staff’s comment, the Corporation has deleted the reference to the oral notice of an extension on page 129 of the Registration Statement on Form S-4. Additionally, the Corporation confirms that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).
Certain Material United States Federal Tax Considerations, page 225
23.	Please remove the word “certain” from this heading and subsequent discussion as well as on pages 11 and 139. All material tax considerations should be described.

Response:

In response to the Staff’s comment, the Corporation has deleted the word “certain” from the heading “Certain Material United States Federal Tax Considerations” on page 225 as well as on pages 6, 11, 21, 139, 229, 230 and 231 and in the table of contents of the Amended Registration Statement on Form S-4 and from the heading “Certain Material United States Federal Tax Considerations” on page 214 as well as on pages 8, 19, 128, 217, 218 and 219 and in the table of contents of the Amended Registration Statement on Form S-1.
Financial Statements, page F-1
Consolidated Statements of Income, page F-4
24.	We note that you do not include depreciation and amortization within cost of sales and instead include depreciation and amortization within operating expenses. As such, please remove the gross profit subtotal here and throughout the filing.

Response:

The Corporation’s management uses gross profit in evaluating the Corporation’s performance, and most companies include a measure of gross profit in their consolidated statements of income. Further, the Corporation believes that it would be adverse to the interests of investors if the gross profit line item is removed from the Corporation’s Consolidated Statements of Income, because it would omit meaningful information from the Registration Statements. However, in response to the Staff’s comment, and in order to clarify how the Corporation calculates gross profit, the Corporation has added a footnote or parenthetical next to gross margin on pages 13, 52, 53, 55, F-4, F-44, F-45 and F-47 of the Amended Registration Statement on Form S-4 and on pages 11, 49, 50, 52, F-4, F-45, F-46 and F-47 of the Amended Registration Statement on Form S-1 to indicate that gross margin is exclusive of depreciation and amortization.
Note 1 — Significant Accounting Policies, page F-7
Insurance, page F-10
25.	Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area. Please also quantify the dollar amount of your self-insurance accruals for each period presented.

Response:

The Corporation has added additional disclosure on pages F-10/F-11 of the Amended Registration Statement on Form S-4 and on pages F-10/F-11 of the Amended Registration Statement on Form S-1 in response to the Staff’s comment.
Cost of Goods Sold, page F-11

26.	Please disclose the types of expenses that you include in the cost of sales line item as well as the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.
Response:

In response to the Staff’s comment, the Corporation has added additional disclosure on pages 53 and 56 of the Amended Registration Statement on Form S-4 and on pages 50 and 53 of the Amended Registration Statement on Form S-1.
Segment Reporting, page F-12
27.	You disclose you have two reportable segments: North American and International. It is unclear what your operating segments are and whether operating segments have been aggregated to arrive at these two reportable segments. Please tell us and revise your disclosure to clarify what your operating segments are and whether any operating segments have been aggregated to arrive at your two reportable segments. See also ASC 280-10-50-21.a. If you aggregated operating segments in arriving at one or more of your reportable segments, please also provide us with the analysis you performed in determining the requirements of ASC 280-10-50-11 were met.

Response:
In response to the Staff’s question, the Corporation wishes to clarify that it has two operating segments, North America and International. These operating segments also represent the Corporation’s reportable segments. The Corporation does not aggregate operating segments into reportable segments. In order to avoid confusion in the Corporation’s disclosure, the Corporation has replaced the term reportable segment with operating segment. Because they are not operating segments, the Corporation has deleted references to the four geographic regions. This disclosure is consistent with the Corporation’s disclosures in Note 13 on page F-36 of the Amended Registration Statement on Form S-4 and on page F-36 of the Amended Registration Statement on Form S-1 (Segment, Geographic and Product Line Information). See page F-12 of the Amended Registration Statement on Form S-4 and page F-12 of the Amended Registration Statement on Form S-1.

The Corporation has identified its operating segments in accordance with ASC 280-10-50-1 that states that an operating segment is a component of an entity that has all of the following characteristics:

a) Engages in business activities from which it may earn revenues and incur expenses

b) Its operating results are regularly reviewed by the entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance

c) Its discrete financial information is available

The Corporation’s two operating segments (North America and International) were determined in a manner consistent with how the Corporation’s CODM views the business, based on the existence of two segment managers (North America and International) that report directly to the CODM and the Corporation’s focus with regards to its products offered. These operating segments are consistent with the Corporation’s internal management structure.

Since 2007, the Corporation has built its current business by making seven acquisitions to better serve the customers in the industries the Corporation supplies. Each of those acquisitions, with the exception of MRC Transmark (which comprises the Corporation’s International operations), has been quickly integrated into the Corporation’s distribution network. As a result, the Corporation has two very distinct businesses in the form of the Corporation’s North America and International operating units. The Corporation’s CEO is the Chief Operating Decision Maker (CODM) and has final authority over resource allocation decisions and performance assessment. He and the Corporation’s board of directors only utilize financial information available at the operating segment level to make such decisions and assessments. Therefore, the Corporation’s North American and International operations represent the two operating segments of the Corporation.

In determining the Corporation’s operating segments, the Corporation also considered whether operating segments existed at a lower level within its organization. The Corporation noted that its North American operating segment is divided into four geographic regions that comprise the Corporation’s distribution network. Pursuant to ASC 280, the Corporation determined that the geographic regions do not satisfy the definition of an operating segment. Discrete financial information for these regions is not used by the CODM for the purposes of allocation of resources or assessment of performance.

In addition, the Corporation’s segment manager does not make decisions within the North American segment based upon geographic region. Rather, such decisions are typically based on the requirements of key customers, trends within the Corporation’s industry, initiatives involving certain products, and corporate goals. Customers who comprise the majority of the Corporation’s North American revenues generally extend across multiple regions and are assigned to centralized account managers who oversee these relationships. Customer contracts which govern pricing are also generally negotiated across North America rather than on a regional basis.

Internationally, the Corporation’s operating segment (MRC Transmark) is comprised of locations operating in thirteen countries; however, the Corporation’s CODM makes decisions about resources to be allocated and assesses performance based on the consolidated international results, rather than on a country by country basis. Discrete financial information could be available as a result of statutory reporting requirements. However, this information is not provided to or reviewed by the CODM for the purposes of assessing performance or for allocation of resources. As such, the Corporation’s operating segment is at the International level and not at the lower level such as country by country. Statutory financial reporting is not provided to the Corporation’s CEO.

28.	You disclose on page 69 that you evaluate goodwill for impairment at two reporting units that mirror your two reportable segments. Please provide us a comprehensive discussion and revise your disclosure to address how you determined you only have two reporting units. Note that a reporting unit is an operating segment (as defined in ASC 280-10-50-1) or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component. Please clarify whether discrete financial information is prepared at any level lower than the reporting unit level. If so, please tell us who uses this information and for what purpose. See ASC 350-20-55-1 through 350-20-55-9.

Response:

The Corporation has identified its reporting units in accordance with ASC 350-20-35-34 that states that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. As discussed in the response to comment 27, the Corporation has two operating segments: North America and International. These are also the Corporation’s reporting units for purposes of allocating goodwill. This determination was made separately for each reporting unit based on their specific facts and circumstances.

Within North America, a limited amount of financial data is available on a regional basis. This data is incomplete and is not used by the CODM for resource allocation or to assess performance. The utilization of one reporting unit is consistent with the way in which executive management oversees the business. For example, account planning and forecasting for customers who comprise a majority of the Corporation’s revenues is done at the segment level and not by region. The Corporation’s reporting unit is also aligned with the extensive way in which the Corporation integrates acquisitions. The underlying goodwill developed through acquisitions cannot be directly associated with specific locations or regions as these are no longer separate businesses, but it is clearly associated with and recoverable from the operations of the segment.

In the International segment, discrete financial information is available on a country by country basis as a result of statutory reporting requirements.

In accordance with ASC 350-20-35-35, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. The Corporation also considered ASC 350-20-55-6 that states that evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.

The Corporation has elected to aggregate the international component locations based upon their similar economic characteristics, products, customers, suppliers, methods of distribution and the manner in which the Corporation operates its international business. Following is a discussion of each of these points:

Economic Characteristics — Because of the consistency of products and customer types, the Corporation’s international locations have experienced similar long-term gross margins.
Products — The Corporation’s international business is overwhelmingly comprised of the distribution of valves and flow control products used predominantly in the energy industry. This focused product offering is consistent across the International locations, and includes cast steel and forged steel gate, globe, and check valves, ball valves, butterfly valves, and bellowed sealed valves.
Customers — The Corporation’s customer bases in each location share similar characteristics. They typically include major international companies in the petrochemical & refining, chemical, power & energy, pharmaceutical, shipbuilding, sewage & water and HVAC industries. In fact, larger customers are often serviced from multiple countries, based upon their needs.
Methods of Distribution — The Corporation’s method of distribution is virtually identical in each country and revolves around the establishment of a network of branch locations positioned in active energy producing regions within the countries where the Corporation is located.
Note 7 — Long-Term Debt, page F-18
29.	Please tell us how you have accounted for the registration rights agreements disclosed on page F-19, including what consideration was given to FASB ASC 825-20. Please also provide the disclosures required by FASB ASC 825-20-50, as applicable.

Response:

In response to the Staff’s comment, the Corporation has added additional disclosure on page F-19 of the Amended Registration Statement on Form S-4 and on page F-19 of the Amended Registration Statement on Form S-1.
Note 11 — Employee Benefit Plans, page F-28
Stock Option and Restricted Stock Plans, page F-28
30.	You modified the exercise price of approximately 1.8 million stock option grants from $17.62 to $12.50 during 2009. In addition, in conjunction with the $3 million dividend paid during 2009, you also reduced the exercise prices of outstanding options by between $0.01 and $0.02 per option. It is unclear how you accounted for these modifications. Please advise and revise your disclosure accordingly. Refer to ASC 718-20-35-3.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on page F-29 of the Amended Registration Statement on Form S-4 and on page F-30 of the Amended Registration Statement on Form S-1 to indicate the accounting treatment of the modified options. As a result of the reduction in exercise price, no incremental expense was incurred and expense associated with the options continues to be recognized at the original grant date fair value per guidance in ASC 718-20-35-3. The effect of the change in exercise price associated with the dividend was determined to be immaterial and the expense associated with the related options also continues to be recognized at the original grant date fair value.
Note 15 — Commitments and Contingencies, page F-39
Leases, page F-39
31.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840.

Response:

In response to the Staff’s comment, the Corporation has added additional disclosure on page F-40 of the Amended Registration Statement on Form S-4 and on page F-40 of the Amended Registration Statement on Form S-1.
Litigation, page F-40
32.	We note that the number of claims filed during the year ended September 30, 2010 increased significantly when compared to prior periods, as disclosed on page 67. Please tell us and revise your disclosure to address the nature of the increase and discuss whether this is a trend that you will believe will continue.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on pages 67 and F-40 of the Amended Registration Statement on Form S-4 and on pages 64, F-40 and F-41 of the Amended Registration Statement on Form S-1 to address the nature of the increase in the number of claims filed during the years ended December 31, 2009 and December 31, 2010.
Note 16 — Guarantor and Non-Guarantor Financial Statements, page F-42
33.	Please tell us which paragraph of Rule 3-10 of Regulation S-X you are relying upon and how you concluded that the requirements under that paragraph have been met. In addition, please also address your consideration of the disclosures required by Rules 310(i)(8) to (10). For example, Rule 3-10(i)(8) requires the following to be disclosed, if true:
•	Each subsidiary issuer or subsidiary guarantor is “100% owned” (as defined by Rule 3-10(h)(1)). Note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulation S-X, is not the same as “100% owned;”

•	All guarantees are full and unconditional; and

•	Where there is more than one guarantor, all guarantees are joint and several.
Response:

In response to the Staff’s comment, the Corporation notes that it is relying on Rule 3-10(d) of Regulation S-X (“Rule 3-10(d)”). The Corporation concluded that Rule 3-10(d) applies because the issuer of the securities is the Corporation and the securities have been guaranteed by the Corporation’s parent company (McJunkin Red Man Holding Corporation) and other 100% owned subsidiaries of McJunkin Red Man Holding Corporation. Furthermore, the Corporation concluded that Rule 3-10(d) applies because the Corporation and all of the subsidiary guarantors are 100% owned by the parent company guarantor (McJunkin Red Man Holding Corporation), the guarantees are full and unconditional and the guarantees are joint and several. The Corporation has added additional disclosure on page F-42 of the Registration Statement on Form S-4 and on page F-43 of the Registration Statement on Form S-1 in response to the Staff’s comment.
Item 21. Exhibits and Financial Statement Schedules, page II-4
34.	Please tell us what consideration you gave to filing the Variable Compensation Plan as an exhibit.

Response:

The Variable Compensation Plan has not been filed as an exhibit because is not memorialized in a formal plan document. Rather, during the annual review of compensation plans, the compensation committee of the board of directors of the Corporation approves the performance metrics and goals to be used in determining awards to be paid in respect of the relevant performance period, including to our executive officers. As part of the annual review, the compensation committee also approves the target bonus percentages for participants for that performance period. These metrics, goals and target bonus percentages may differ from year to year in the discretion of the committee, subject, in the case of target bonus percentages, to the terms of any employment agreements with executive officers eligible for awards. The Corporation has revised its compensation disclosure in the Amended Registration Statements in response to the Staff’s comment to clarify that the Variable Compensation Plan is more accurately described as an annual incentive scheme, pursuant to which the compensation committee approves performance metrics, goals and target bonuses on an annual basis.
Signatures, page II-10
35.	Please note that a majority of the directors of each registrant must sign the registration statement. In this regard, we note that on page II-10, only the principal executive officer, principal financial officer, and principal accounting officer have signed the registration statement for McJunkin Red Man Corporation.

Response:

In response to the Staff’s comments, the Corporation notes that the Corporation has only one director, Andrew R. Lane, who is the Chairman of the Board of Directors of the Corporation. The Corporation notes that Andrew R. Lane has signed the Registration Statements in his capacity of Chairman, and since Andrew R. Lane is the sole director of the Corporation, a majority of the directors have signed the Registration Statements. In order to make this more transparent, the Corporation has revised Andrew R. Lane’s title on page II-10 of the Registration Statement on Form S-4 and on page II-11 of the Registration Statement on Form S-1 to clarify that he is the sole director of the Corporation.
Exhibit 5.1

36.	Please tell us why counsel believes it needs to include in its opinion the qualifications contained in paragraphs (A), (B), (C)(iii), and (D). Alternatively, please have counsel remove these qualifications.

Response:

Please see Exhibit A to this letter for the Corporation’s response to this comment, which is being submitted to the Staff on a supplemental basis. The Corporation hereby requests confidential treatment with respect to Exhibit A pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83.

37.	We note your statement on page 5 that counsel undertakes no obligation to supplement its opinion in response to changes in the applicable laws or facts. Please be aware that depending on when this registration statement is declared effective, you may need to refile an updated opinion or you may simply amend the opinion to remove the date qualification.

Response:

The Corporation will file an updated opinion in Exhibit 5.1 on a date shortly before the effective date of the Amended Registration Statements.
Exhibit 5.2
38.	In the last paragraph on page 2 and in the first full paragraph on page 3, we note the limitations placed on counsel’s opinion regarding its obligation to update or supplement its opinion. Please be aware that depending on when this registration statement is declared effective, you may need to refile an updated opinion or you may simply amend the opinion to remove the date qualification.

Response:

The Corporation will file an updated opinion in Exhibit 5.2 on a date shortly before the effective date of the Amended Registration Statements.

39.	Please tell us why counsel believes it needs to include in its opinion the qualification contained in the last two sentences of the first full paragraph on page 3. Alternatively, please have counsel remove this qualification.

Response:

In response to the Staff’s comment, the Corporation has removed the qualification contained in the last two sentences of the first full paragraph on page 3 of Exhibit 5.2 filed with the Amended Registration Statements.
Exhibit 5.3

40.	In the last sentence in paragraph A on page 4, we note that counsel assumes no obligation to supplement is opinion letter due to changes in the applicable laws or facts. Please be aware that depending on when this registration statement is declared effective, you may need to refile an updated opinion or you may simply amend the opinion to remove the date qualification.

Response:

The Corporation will file an updated opinion in Exhibit 5.3 on a date shortly before the effective date of the Amended Registration Statements.

41.	Please tell us why counsel believes it needs to include in its opinion the qualifications in paragraphs C and D on page 4. Alternatively, please have counsel remove these qualifications.

Response:

In response to the Staff’s comment, the Corporation has removed paragraphs C and D on page 4 of Exhibit 5.3 filed with the Amended Registration Statements.
Registration Statement on Form S-1
Item 13. Other Expenses of Issuance and Distribution, page II-1
42.	Please include a reasonably itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions. Insofar as practicable, registration fees, costs of printing and engraving, legal, and accounting fees shall be itemized separately. Refer to Item 511 of Regulation S-K and the instruction thereto.

Response:

In response to the Staff’s comment, the Corporation has included in Item 13 of the Amended Registration Statement on Form S-1 a reasonably itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions.
Item 16. Exhibits and Financial Statement Schedules, page II-4
43.	We encourage you to file all exhibits with your next amendment. Please note that we will not take your registration statement effective until you file all required exhibits, including all required legal opinions. Additionally, please note that we will need adequate time to review exhibits before taking your registration statement effective.

Response:

In response to the Staff’s comment, the Corporation has filed all of its exhibits with the Amended Registration Statements, including all required opinions.

Item 17. Undertakings, page II-8
44.	Please only include the undertakings applicable to this offering. In this regard, please remove the undertakings you include in paragraphs (b) and (c) on page II-9 as these undertakings relate to a registration statement on Form S-4.

Response:

In response to the Staff’s comment, the Corporation has removed the undertakings in paragraphs (b) and (c) on page II-9 of the Registration Statement on Form S-1.
          Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.
Sincerely,
/s/ Michael A. Levitt
Michael A. Levitt

cc:	Andrew R. Lane (McJunkin Red Man Corporation)
James F. Underhill (McJunkin Red Man Corporation)
Stephen W. Lake (McJunkin Red Man Corporation)
Elton Bond (McJunkin Red Man Corporation)
Jeff Gordon (Securities & Exchange Commission)
Jeanne Baker (Securities & Exchange Commission)
Craig Slivka (Securities & Exchange Commission)
Pamela Long (Securities & Exchange Commission)